[Simpson Thacher & Bartlett Letterhead]

August 2, 2012

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd.

Amendment No. 5 to Registration Statement on Form S-1

File No. 333-181253

Dear Ms. Ravitz:

On behalf of Tyco Flow Control International Ltd. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (the “Registration Statement”) and subsequently amended on July 18, 2012, July 25, 2012, and July 30, 2012. The Registration Statement has been revised to (i) re-file Exhibit 5.1 to the above-referenced Registration Statement in response to the oral comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) conveyed on August 1, 2012, and (ii) update Other Expenses of Issuance and Distribution.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have.

Very truly yours,

/s/ Alan Klein

Alan Klein, Esq.